UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Poseidon AmphibWorks Corporation

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Florida

    Date of organization
    January 4, 2022

Physical address of issuer
425 W. Park Drive #10 , East coast official corporate address - all business currently conducted at West coast office, Miami, FL 33172

Website of issuer
https://poseidonamphibworks.com/

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$438.91	$6,939.60
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

FORM C-AR

Poseidon AmphibWorks Corporation



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Poseidon AmphibWorks Corporation , a Florida Corporation (the "C ompany," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://poseidonamphibworks.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant

to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is [8/31/2023].

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Poseidon AmphibWorks Corporation (the "Company") is a Florida Corporation, formed on January 4, 2022.

The Company official address is at 425 W. Park Drive #10 , Miami, FL 33172, the East coast official corporate address – however all business, engineering, etc currently conducted at West coast office, 5664 Mission Ctr. Rd. Suite #401, San Diego, CA. 92108.

The Company's website is https://poseidonamphibworks.com/ .

The information available on or through our website is not a part of this Form C-AR.

The Business

Poseidon AmphibWorks Corporation (PAWC) is a C Corporation organized under the laws of the state of Florida that intends to develop and produce and sell a family of the "High Performance Road & Sea Electric Vehicles", in another word, a product line of recreational, commercial and military vehicles with "Road and Sea capabilities (amphibious) combined into one Electric Vehicle".

RISK FACTORS

Risks Related to the Company's Business and Industry

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the SHARES - non-voting, should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The company may be acquired by an existing player in the vehicle industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering shares in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth

plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership

percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such

designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase

price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re -allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
We depend on the sales of vehicles first in the U.S. then around the world. Having the former International Sales Director of Gibbs Amphibians on our team lowers the risk that we can avoid pitfalls encountered by this company and be successful not only around the world but also in the U.S.

We may never have an operational product or service
It is possible that there may never be an operational product line of saleable vehicles or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/ creditors.

Some of our products are still in prototype phase and might never be operational
products

It is possible that there may never be an operational product for sale in our target markets. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only performed preliminary design and analysis for development of the first prototype. Delays or cost overruns in the development of our first prototype and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company,

you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail.

Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may
not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not

uncommon for material changes to be made to the offering terms, or to companies businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have related products on the market and/or various respective product development programs that will compete for the same purchase funds of our potential customers. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Poseidon AmphibWorks Corporation was formed on 1/4/2022 as a spinoff of a 29-year old technology company called Quantum Works Corporation, co-founders of milestone electric powertrain developers, EVDrive Inc, credited with many electric vehicle, and real-time computer graphics milestones (no longer involved with them in any way). Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are

financially able to do so. Poseidon AmphibWorks Corporation has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Poseidon AmphibWorks Corporation's Trident LS-I Electric Hydrofoil-enhanced Amphibious Autocycle is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's has filed patent pending on its concepts and many claims of technologies with not patents granted at time of this file, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate

or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the

Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in

light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright (s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other
highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are

unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government
regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the DOT, NHTSA, FTC (Federal Trade Commission) and other relevant government laws and regulations, as well as similar regulatory agencies in Europe, Asia, Middle East and the rest of the world. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your

investment could be adversely impacted by our reliance on third parties and their performance.

Over estimation of value of amphibian vehicles to our target customers
Despite one of the co-founders having been immersed in amphibian sales, operations, captaining, training and consulting to ICE powered amphibian companies, and one of our Advisory Board members formerly the Int'l Sales Director for a leading ICE powered amphibian company,

Gibbs, they may still have over estimated the value of our electric amphibian vehicles to our target customers and projected sales figures greater then they may actually be in practice.

Rising engineering costs and lower build volume with force higher parts costs may require additional funding and may require higher MSRP of final vehicle.
Rising engineering costs may require more development funds then currently planned. In addition, lower build volumes may result in higher parts costs translating into higher MSRP of final vehicle then currently projected which in turn will lower the actual sales performance.

The Company's Chief Executive Officer currently has multiple roles and does not receive a salary.
Steve Tice, the CEO of Poseidon AmphibWorks Corporation currently splits his time working for the company and working for Quantum Works in his role as CEO. Steve Tice spends approximately 30-40 hours per week at Poseidon and 20 hours per week at Quantum Works. Steve does not currently receive a salary for his role at Poseidon but owns substantial equity in the company and will receive more equity upon the completion of certain prototype-related milestones. Although Steve spends a significant amount of time per week working at Poseidon, there is some level of risk in investing in a Company whose day-to-day operations are managed by an individual who is not devoting 100% of their time to the company.

The amount raised in this offering may include investments from company insiders or
immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Poseidon AmphibWorks Corporation (PAWC) is a C Corporation organized under the laws of the state of Florida that intends to develop and produce and sell a family of the "High Performance Road & Sea Electric Vehicles", in another word, a product line of recreational, commercial and military vehicles with "Road and Sea capabilities combined into one Electric Vehicle".

Business Plan

The Company's efforts for the next 18-24 mos will be focused on completing 1st model prototype design, construction and testing. Followed by development and testing of the pre-production beta and then the final production article for initial volume production. Success of funding rounds will determine the speed we can get this and the rest of the product family to market both in the U.S. and globally. Due to current vacuum in the worldwide amphibious offerings, our advisory board member, former lead amphibious company (GIBBS) international sales director emphatically states we can sell over 10,000 vehicle in 4-5 years - we are only projecting half of that number. Prior to the prototype design completion, the following analysis will be completed: - Tradeoff Analysis of: road powertrain, road suspension tradeoffs, hull construction, marine powertrain, foil retraction, strengthen patent protection - Global registration and compliance recommended design requirements - Identify markets that will require distributed mfg in country, that is local assembly to minimize importation duties and taxes (e.g.), also identify any design changes that need to be incorporated - Contract legal and financial services to support the engineering consulting contracting - Four other vehicle variations part of this product family, will be analyzed further to verify that the 1st vehicle, LS-1, contains the right modular platform features for further development of these other platforms.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
High Performance Road & Sea Electric Vehicles	Road and Sea capabilities combined into one Electric Vehicle.	EV evangelists, potential and current marine and powers ports vehicle owners and those that live on coasts and islands.

We are currently in the early pre-prototype stage, in the process of registering Intellectual Property assets and research and development, we do not have a product in FINAL DESIGN, only preliminary design, nor available yet to be sold on the market.

The Company's business model consists of direct-to-consumer/commercial/military sales/business models focused on current and those who desire to have marine and powersports vehicle owners. Our vehicles will be sold globally beginning with the U.S., direct from our website via a direct-to-consumer business online but serviced and supported through regional service centers.

Competition

The Company's primary competitors are No direct competitors of amphibious electric car boats.

The Company has no direct competition today - there are no highway legal hydrofoil amphibious vehicles on the market today which are electric (or gas), that are 3-wheeled (or 4-wheeled) which use hydrofoils for efficient high-performance water travel. There were 2 fossil-fueled ICE (internal combustion engine) powered vehicles which were highway-legal in limited places around the world but did not use hydrofoils- they are no longer produced. (WaterCar Panther https://www.watercar.com/ and Gibbs Aquada (https://gibbsamphibians.com/platform/aquada/).

There are vehicles sold today which do have some, not all of our product features - none are highway-legal. There are a few electric hydrofoil boats just released to the market at 4x the sales price of our first vehicle, however they are NOT amphibious, marine use only.

Supply Chain and Customer Base

Our most important asset is our people. Our team consists of members with many years of combined experience in: amphibious vehicle operations and sales, marine, and electric vehicle powertrain engineering; vehicle composites and traditional manufacturing. Many of our suppliers with backup suppliers, have already been identified as well as a few contract manufacturers to build our vehicles.

Target Markets - U.S., Europe, Middle East, Asia, Australia - Recreation, Outdoorsmen, ecoTourism, rental fleets, water-taxi (e.g. commute routes across water reducing road congestion), ride-share, coastal cities / cargo shuttles, landholders, Law enforcement, emergency rapid response, search and rescue, FEMA. Initial target customer: Current marine vehicle owners, those that want to get into efficient all electric marine and high disposable income coastal, island and/or techie toy buyer.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
18/127,654	AMPHIBOUS VEHICLE	Aspects of the present disclosure generally pertain to an amphibious vehicle (or amphibian) that is viable on land as well as on water. Aspects of the present disclosure more specifically are directed toward an amphibious	March 28, 2023		USA

		vehicle that employs hydrofoils and other features, for example, for efficient cruising when in water. The amphibious vehicle may be embodied as a personal amphibious vehicle.			

Governmental/Regulatory Approval and Compliance

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time from Coast Guard and DOT/NHTSA, however we have a former gov't expert onboard part of our advisory team to guide us thru design so we avoid any regulation delays and hurdles.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 425 W. Park Drive #10 , East coast official corporate address - all business currently conducted at West coast office, Miami, FL 33172

The Company has the following additional addresses: West Coast - MAIN OPERATIONS OFFICE ADDRESS 5664 Mission Center Rd. Suite #401 San Diego, CA. 92108

The Company conducts business in Globally and the U.S.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Steve E. Tice

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President, Secretary, Treasurer, CEO, CTO, Chairman of Board: Inception-Present (NOTE: dont know where else to put this - both Steve and Andreas only have been allocated 12.5% equity and WHEN the prototype is successfully tested, they will both get the rest of their allocated 12.5% each, bringing both up to 25% each. - YOUR FINANCIAL SECTION ONLY WANTS 20% of more equity owners)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Poseidon: President, Secretary, Treasurer, CEO, CTO Dates of Service: January 01, 2022 - Present Responsibilities: Corporate management and technical design, analysis, simulation vehicle development and project management of the prototypes and pre-production models and production - Salary $0 per month Voting Power - 12.5% (now, add'l 12.5% after prototype completed & tested) + as CEO of QWC add'l 25%. Currently splits his time working for the company and working for QuantumWorks in his role as CEO which main engineering project now is supporting Poseidon developing the 1st vehicle the Trident LS-1. Steve Tice spends approximately 30-40 hours per week at Poseidon and 20-30 hours per week at QuantumWorks. Employer: Quantum Works Corporation Title: CEO and CTO Dates of Service: September 01, 1993 - Present Responsibilities: Corporate management, technical marketing and engineering consulting for 3rd party clients and technical support of the quick serve food division called Paradise Yogurt, a dba of QuantumWorks Corporation

Education

MS and BS Aeronautical Engineering, Minor Mgt and Computer Graphics from RPI, Troy N.Y. https://www.linkedin.com/in/stevetice/

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Steve E. Tice

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President, Secretary, Treasurer, CEO, CTO, Chairman of Board: Inception-Present (NOTE: dont know where else to put this - both Steve and Andreas only have been allocated 12.5% equity and WHEN the prototype is successfully tested, they will both get the rest of their allocated 12.5%

each, bringing both up to 25% each. - YOUR FINANCIAL SECTION ONLY WANTS 20% of more equity owners)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Poseidon: President, Secretary, Treasurer, CEO, CTO Dates of Service: January 01, 2022 - Present Responsibilities: Corporate management and technical design, analysis, simulation vehicle development and project management of the prototypes and pre-production models and production - Salary $0 per month Voting Power - 12.5% (now, add'l 12.5% after prototype completed & tested) + as CEO of QWC add'l 25%. Currently splits his time working for the company and working for QuantumWorks in his role as CEO which main engineering project now is supporting Poseidon developing the 1st vehicle the Trident LS-1. Steve Tice spends approximately 30-40 hours per week at Poseidon and 20-30 hours per week at QuantumWorks. Employer: Quantum Works Corporation Title: CEO and CTO Dates of Service: September 01, 1993 - Present Responsibilities: Corporate management, technical marketing and engineering consulting for 3rd party clients and technical support of the quick serve food division called Paradise Yogurt, a dba of QuantumWorks Corporation

Education

MS and BS Aeronautical Engineering, Minor Mgt and Computer Graphics from RPI, Troy N.Y. https://www.linkedin.com/in/stevetice/

Name

Andres Diego Langesfeld

All positions and offices held with the Company and date such position(s) was held with start and ending dates

V.P. Amphibious Operations, co-founder, CMO, CSO, Director: January 18, 2022 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Poseidon: V.P. Amphibious Operations, co-founder, CMO, CSO, Director Dates of Service: January 18, 2022 - Present Responsibilities: During prototype development and testing make sure the amphibious capabilities, reliability, maintenance and operations goals are being met through the design - Salary $0 - Voting 12.5% now, add'l 12.5% granted after supporting the completion and testing of the 1st prototype of Trident LS-1 Employer: Aqua MV Inc. Title: Senior Marine Captain Dates of Service: January 15, 2018 - Present Responsibilities: Operate/ Captain companies· vessels, train other operators

Education

Aviation Technologies, Miami Dade College and Mech Eng, Univ of Miami https://www.linkedin.com/in/andy-l-62828515/

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Florida law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in California and Florida, USA .

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Preferred Non-Voting Stock Common Stock
Amount outstanding	8,559,581
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Type of security	Non-Voting Common Stock Common Stock
Amount outstanding	15,799
Voting Rights	None
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is [0].

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	15,799	$20,089.39	Company only received $6,949.60, after all StartEngine Platform Fees, StartEngine Service Fee. The $6,949.60 paid for Patent filing, Startengine follow-on fees, this C-AR, and with little remaining, Design revisions and minor Research & Development.	May 10, 2022	Regulation CF
Preferred Stock	4,252,000	$0.00	Founders Stock @ $1.25/share or less pre-valuation by STARTENGINE	January 4, 2022	Section 4(a)(2)

Ownership

A majority of the Company is owned by a few people/entities. These are Steve E. Tice, QuantumWorks Corporation, and Andres Diego Langesfeld plus non-voting Startengine and 25 minor (<1% total equity assuming STARTENGINE valuation of $10.63M) crowdfund investors.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Make sure the following table is up to date with the latest beneficial owners.

Name	Percentage Owned
Steve E. Tice	12% (additional 12.5% when 1st prototype is completed and tested)
QuantumWorks Corporation	25.0%
Andres Langesfeld	12% (additional 12.5% when 1st prototype is completed and tested)

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2023)

Total Income	Taxable Income	Total Tax
$0.00	$0.00	$0.00

Operations

Our company cannot operate for very long without revenue from fundraising (no sales until production is reached). However, assuming reasonable fund raising and when comparing to other electric vehicle startups and their value propositions compared to ours, we hope to be able to raise the minimum funds to operate for at least 24 months until the prototype and its testing is complete and then further fund raising for production to begin, and sales thereafter. As of April 2022, the Company had zero cash on hand and has limited capital resources available from shareholder loans from the 3 co-founders. Any amount over the $3Sk the founders have invested in the company, either already spent or to be spent by end of the campaign will be loans to the company - TBD. As of April 2023, net investment from StartEngine campaign that ended Sept 2022, was only $6,949 and has been almost completely spent in 2023 on SEC filings, Startengine fees, patent filings and key computer graphics based preliminary design, exterior styling and animations of our 1st vehicle.

Management does not expect the Company to achieve profitability during that time period, 18 months to three years of building and testing a prototype is the plan once we acquire accredited investor funds.

Liquidity and Capital Resources

On [5/102022] the Company conducted an offering pursuant to Regulation CF and raised $[20,089.39].

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
The Company is currently acquiring accredited investor funds - BUT NO FUNDS ARE COMMITED via signed written agreements as of Sept 1st 2023.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Other Transactions

Related Person/Entity	myself, Steve Tice and wife Julie Tice, owners of QuantumWorks Corporation
Relationship to the Company	Steve Tice is Chairman, CEO, co-founder of Poseidon AmphibWorks Corporation and Julie is wife of Steve Tice.
Total amount of money involved	$35,000.00
Benefits or compensation received by related person	no compensation promised, only board seat and equity promise
Benefits or compensation received by Company	~$35,000 seed funding so far and more seed may be expected if needed as the STARTENGINE REG CF campaign was a failure (mostly due to STARTENGINE NOT promoting our campaign as promised to its 800,000 investors - RESULT less than $7,000 NET raised)
Description of the transaction	QuantumWorks Corporation, a CA C Corp, is owned by Steve and Julie Tice, formed in 1993. This company SEED funded ALMOST ALL startup costs, ~$35k (will invest more to keep company afloat if required) for this new Florida Corporation, Poseidon AmphibWorks in return for board seat and 25% voting preferred equity shares in this new company.

Future Transactions

Related Person/Entity	same as above, steve and julie tice
Relationship to the Company	same as above
Total amount of money involved	$0.00
Benefits or compensation received by related person	TBD
Benefits or compensation received by Company	Engineering support at below market rates
Description of the transaction	QuantumWorks is an electric vehicle powertrain engineering company so it is dedicated to helping Poseidon in all of its engineering development pursuits at below market rates, to complete Poseidon's 1st milestone, which is to complete the all electric Trident LS-1, 1st product prototype.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Current Business Dealings

Related Person/Entity	Explained above already in TRANSACTIONS section
Relationship to the Company	Explained above already in TRANSACTIONS section
Total amount of money involved	$0.00
Benefits or compensation received by related person	Explained above already in TRANSACTIONS section
Benefits or compensation received by Company	Explained above already in TRANSACTIONS section
Description of the transaction	Explained above already in TRANSACTIONS section

OTHER INFORMATION

The Company [due to STARTENGINE services HAS NOT] failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Steve E. Tice
_____
(Signature)

Steve E. Tice
_____
(Name)

President, Secretary, Treasurer, CEO, CTO, Chairman of Board
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Steve E. Tice
_____
(Signature)

Steve E. Tice
_____
(Name)

President, Secretary, Treasurer, CEO, CTO, Chairman of Board
_____
(Title)

9/5/2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Poseidon Amphibworks Corporation. (the "Company") a Florida Corporation

Statement of Financial Position (unaudited) and
Independent Accountant's Review Report

As of inception – January 4th, 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Poseidon Amphibworks Corporation

We have reviewed the accompanying statement of financial position as of January 4th, 2022 and the related notes. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying statement of financial position in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 1, 2022

Vincenzo Mongio

Statement of Financial Position

	As of January 4th, 2022 (inception)
ASSETS	
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
TOTAL LIABILITIES	-
EQUITY	-
TOTAL LIABILITIES AND EQUITY	-

Poseidon Amphibworks Corporation
Notes to the Unaudited Statement of Financial Position
January 4th, 2022 (inception)
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Poseidon AmphibWorks Corporation ("the Company") was formed in Florida on January, 4, 2022. The Company plans to earn revenue by selling direct to consumer a product line of Highway Legal Electric Amphibious Hydrofoil Autocycles from a Florida based location. The Company's Corporate headquarters is located in Miami, Florida, with a remote engineering and project management only office in San Diego, CA. The company plans to utilize engineering contractors from all over the world to engineer its product line. The Company's customers will be located in the United States and the rest of the world.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Equity based compensation - ASC 718-10-50

The Company does not currently have an equity-based compensation plan.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

None.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares with a par value of $0.7133 per share.

7,500,000 shares are delineated as preferred shares. Preferred shareholders take priority over common holders and are entitled to one vote per share. 7,500,000 shares are issued and outstanding as of the date of these financials.

2,500,000 shares are delineated as common, non-voting shares. 0 shares are issued and outstanding as of the date of these financials.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to January 4th, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 1, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and may generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.